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                              February 4, 2022

       Nicholas Vita
       Chief Executive Officer
       Columbia Care Inc.
       680 Fifth Ave., 24th Floor
       New York, NY 10019

                                                        Re: Columbia Care Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed January 28,
2022
                                                            File No. 000-56294

       Dear Mr. Vita:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed January 28, 2022

       Product Selection and Offerings, page 27

   1. We note your response to our prior comment 1 and your revisions on page 27. Please provide support for
your statement that your product was designed to provide a slow-
                                                        release, long-lasting
effect as compared to other delivery methods available at the time.
       Non-GAAP Measures, page 147

   2. In your revised disclosure you indicate that "gross margin" is a non-GAAP measure which does not appear
accurate. Please revise your disclosure here and on page 25, or clarify why you believe this is
true.
 Nicholas Vita
FirstName LastNameNicholas Vita
Columbia Care Inc.
Comapany4,NameColumbia
February   2022         Care Inc.
February
Page 2 4, 2022 Page 2
FirstName LastName
Item 6. Executive Compensation, page 165

3. Please update to provide executive compensation disclosure for the fiscal year ended
         December 31, 2021. See Item 402(m) of Regulation S-K.
Columbia Care, Inc., Tgs And Green Leaf Acquisitions
Introduction To Unaudited Pro Forma Condensed Combined Statements Of Operations, page F-
177

4. Please revise your introductory narrative provide disclosure identifying the additional periods included for both Green Leaf and TGS Global.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Chris Edwards at 202-551-6761 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      James Guttman